May 25, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	Weidai Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Weidai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017. As an emerging growth company, the Company has omitted its financial statements for 2015 and selected financial information for the years before 2016.

* * *

Securities and Exchange Commission

May 25, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com or Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP
By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.

Leo Li, Chief Financial Officer, Weidai Ltd.

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Teresa Zhao, Partner, Ernst & Young Hua Ming LLP